UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 19 October, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 19 October 2023: Posting of circular and the notice of General Meeting and Annual General Meeting of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, the Company, Debt issuer)

POSTING OF CIRCULAR AND THE NOTICE OF GENERAL MEETING AND ANNUAL GENERAL MEETING OF SASOL LIMITED

Posting of circular and the notice of General Meeting

On 1 November 2022, Sasol announced the successful placement of convertible bonds for total gross proceeds of approximately US$750 000 000. In order for the convertible bonds to be capable of being convertible into Sasol ordinary shares in accordance with the Terms and Conditions, the Company requires the necessary shareholder approval in the form of a specific authority required in terms of paragraphs 5.53 read with 5.51 of the Listing Requirements of the JSE Limited.

In this regard, Sasol shareholders are advised that a circular relating to the proposed authorisation to the Sasol Board of directors to issue up to a maximum of 53 million Sasol ordinary shares for purposes of the conversion of the convertible bonds into Sasol ordinary shares, and incorporating a notice of General Meeting, was distributed to Sasol shareholders today, 19 October 2023. A copy of the circular is available on Sasol's website https://www.sasol.com/investor-centre/annual-general-meeting.

The General Meeting will be held electronically via Sasol's electronic meeting platform and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, South Africa at 09:00 on Friday, 17 November 2023, to transact the business stated in the notice of General Meeting. The information pertaining to the General Meeting is as follows:

Issuer name	Sasol Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000006896
JSE code	SOL
ISIN number	ZAE000151817
JSE code	SOLBE1
Meeting type	General Meeting

Meeting venue	Electronic communication and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, South Africa
Record date – to determine which shareholders are entitled to receive the Notice of meeting	Friday, 6 October 2023
Publication/ posting date	Thursday, 19 October 2023
Last day to trade - Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 7 November 2023
Record date - Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 10 November 2023
Meeting deadline date (for administrative purposes, forms of proxy for the meeting to be lodged)	Forms of Proxy must be submitted as soon as possible, preferably between Friday, 10 November 2023 until Thursday, 16 November 2023 * Note that Forms of Proxy may be submitted to the Transfer Secretaries anytime before exercising voting rights at the General Meeting
Meeting date	09:00 on Friday, 17 November 2023
Publication of results	Monday, 20 November 2023
Website link	www.sasol.com

Annual General Meeting

Notice is hereby given that Sasol's Annual General Meeting (AGM) will be held electronically via Sasol's electronic meeting platform and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, South Africa at 09:30 on Friday, 17 November 2023, to transact the business stated in the notice of AGM. The information pertaining to the AGM is as follows:

Issuer name	Sasol Limited
Type of instrument	Ordinary shares
ISIN number	ZAE000006896
JSE code	SOL
ISIN number	ZAE000151817
JSE code	SOLBE1
Meeting type	Annual General Meeting

Meeting venue	Electronic communication and at Sasol Place, 50 Katherine Street, Sandton, Johannesburg, Gauteng
Record date – to determine which shareholders are entitled to receive the Notice of meeting	Friday, 6 October 2023
Publication/ posting date	Thursday, 19 October 2023
Last day to trade – Last day to trade to determine eligible shareholders that may attend, speak and vote at the Meeting	Tuesday, 7 November 2023
Record date- Record date to determine eligible shareholders that may attend, speak and vote at the Meeting	Friday, 10 November 2023
Meeting deadline date (for administrative purposes, forms of proxy for the meeting to be lodged)	Forms of Proxy must be submitted as soon as possible, preferably between Friday, 10 November 2023 until Thursday, 16 November 2023 * Note that Forms of Proxy may be submitted to the Transfer Secretaries anytime before exercising voting rights at the General Meeting
Meeting date	09:30 on Friday, 17 November 2023
Publication of results	Monday, 20 November 2023
Website link	www.sasol.com

19 October 2023
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt Sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 October 2023	By:	/sgd/M du Toit
		Name: M du Toit
		Title: Group Company Secretary